FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank
(Translation of Registrant's Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the
Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile

TABLE OF CONTENTS

Item

1.	Material Event dated April 26, 2006, regarding the designation of Claudia Bobadilla Ferrer as a Board member of the Bank.

Item 1

Santiago, April 26, 2006

Mr.
Gustavo Arriagada Morales
Superintendente de Bancos e
Instituciones Financieras

Ref.: Material Event

                     In conformity with Articles 9 and 10 of the Law 18,045, and article 44 of the General Banking Law, Banco Santander Chile informs that in the Ordinary Shareholders' Meeting held on April 25, 2006, shareholders approved the designation of Claudia Bobadilla Ferrer as a Board member of the Bank, who was designated by the Board at a board meeting held on the same date.

                    Sincerely,

Oscar von Chrismar Carvajal
Chief Executive Officer

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date:	May 1, 2006	By:	/s/ Gonzalo Romero

			Name:	Gonzalo Romero
			Title:	General Counsel